Exhibit 99.1

Brooge Energy Receives Expression of Interest from its Majority Shareholder to Acquire its Public Shares and Take the Company Private

Brooge Energy announces that its prior financial statements cannot be relied upon and will be restated

NEW YORK, Aug. 17, 2022 (GLOBE NEWSWIRE) - Brooge Energy Ltd, (“Brooge Energy” or the “Company”), a Cayman Islands-based energy infrastructure service provider, which is currently engaged in clean petroleum products, biofuels, crude oil storage, and related services, today announced that its majority shareholder, BPGIC Holdings Limited (“Holdings”), has expressed an interest to acquire all the shares of the Company that it does not currently own and to take the Company private.

The Board of Directors of the Company is considering the proposal and will be entering into substantive negotiations. Any transaction, if entered into, will be subject to the receipt of a fairness opinion and approval of the Company’s shareholders and bondholders. There can be no assurance that a transaction will be entered into. Furthermore, the Company has contemporaneously filed a Form 6-K reporting that it has concluded its audited financial statements for the years 2018, 2019 and 2020 can no longer be relied upon and the Company is pursuing a restatement of such financial statements.

About Brooge Energy Limited

Brooge Energy Ltd, is a Cayman Islands-based infrastructure provider now intending to focus on renewable energy infrastructures and biofuels, next to clean petroleum products, crude oil storage and related services. The company conducts its business and operations through its subsidiaries Brooge Renewable Energy, Brooge Petroleum and Gas Investment Company FZE, and Brooge Petroleum and Gas Investment Company Phase 3 FZE (BPGIC). BPGIC, the Company’s primary operating subsidiary that focuses on midstream oil storage and other services, is strategically located outside the Strait of Hormuz at the Port of Fujairah in the Emirate of Fujairah in the UAE. The Company differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low product losses. For more information, please visit at www.broogeenergy.com.

Forward-Looking Statements

This press release contains statements that are not historical facts, including the Company’s anticipated expansion towards green hydrogen and green ammonia productions and constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including availability of labor and other resources needed to for completion of a new green hydrogen and ammonia plant, timing of obtaining regulatory approvals needed with respect to the new facility, the Company’s ability to complete construction and initiate operations of the new facility on the anticipated timeline or at all, the Company’s ability to maintain the lease for the new facility, and other risks described in public reports filed by Brooge Energy with the U.S. Securities and Exchange Commission. Forward-looking and other statements in this press release regarding the Company’s environmental and other sustainability plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the U.S. Securities and Exchange Commission. In addition, historical, current, and forward-looking environmental and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications
Valter Pinto, Managing Director
+1 212-896-1254
BROG@kcsa.com